Exhibit 2

Close Period buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 06 October 2016 it purchased for treasury 124,705 of its ordinary shares at an average price of 1806.6232 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	124,705

Date of transaction:	06 October 2016

Time of transaction:	08:15 - 16:30

Price (pence):	1806.6232

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 49,168,608 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,281,059,222 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204